AB
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UNIT
SECURITIES AND E   09040835
Washington, ~~D.C. 20549~~

SEC FILE NUMBER
8-65580

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/08_____ AND ENDING_____12/31/08_____
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BrookView Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
 One Water Street
                                    (No. and Street)

White Plains   New York   10601
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Saundra Armstrong   (914) 328-6650
                                                  (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

                        (Name - *if individual, state last, first, middle name*)

750 Third Avenue   New York   New York   10017

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Robert Colangelo_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm _BrookView Capital, LLC_, as of _____December 31_, _2008_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO-Managing Member
Title

_____
Notary Public

ANTHONY J. DeTOMMASI
Notary Public, State of New York
No. C025816
Qualified in Albany County
Commission Expires May 27, 20 11

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BROOKVIEW CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

BROOKVIEW CAPITAL, LLC

Contents

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member
BrookView Capital, LLC

We have audited the accompanying statement of financial condition of BrookView Capital, LLC (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BrookView Capital, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 24, 2009

Independent Member of Baker Tilly International

BROOKVIEW CAPITAL, LLC

Statement of Financial Condition
December 31, 2008
(expressed in United States dollars)

ASSETS
Cash	$ 1,064,557
Receivable from clearing broker, including clearing deposit balance	567,586
Investments, at fair value (cost $578,721)	547,366
Accounts receivable, other	208,221
	$ 2,387,730

LIABILITIES AND MEMBER'S EQUITY
Liabilities:
Accrued expenses	$ 613,287
Management fee payable	817,742
	1,431,029

MEMBER'S EQUITY
	956,701
	$ 2,387,730

BROOKVIEW CAPITAL, LLC

Notes to Statement of Financial Condition
December 31, 2008
(expressed in United States dollars)

NOTE A - ORGANIZATION

BrookView Capital, LLC (the "Company") is a New York limited liability company and is wholly owned by BrookView Management, LLC (the "Sole Member"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member the Financial Industry Regulatory Authority ("FINRA"). The Company's operations primarily consist of securities transactions executed on either an agency or riskless principal basis on behalf of its customers.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Investment valuation:

The Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), effective January 1, 2008. The provisions of SFAS 157 are to be applied prospectively.

SFAS 157 clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Under SFAS 157, fair value measurements are not adjusted for transaction costs. SFAS 157 provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2   Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3   Unobservable inputs. Unobservable inputs reflect the assumptions that the Sole Member develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Sole Member uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Investments with fair value at December 31, 2008 of $547,366 are classified as Level 2 within the fair value hierarchy.

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such differences could be material. Furthermore, the ultimate realization of such amounts depend on future events and circumstances and therefore valuation estimates may differ from the value realized upon disposition of individual positions.

BROOKVIEW CAPITAL, LLC

Notes to Statement of Financial Condition
December 31, 2008
(expressed in United States dollars)

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[1]   Investment valuation: (continued)

The Company has an agreement with one of its customers in which it pays certain expenses of the customer which meets the safe harbor provisions of Rule 28(e), which provides for payment of research and development and quote services. In association with the FINRA and SEC, the Company is required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers". The Company has been notified by the customer that it will cease operation during the first quarter of 2009.

[2]   Income taxes:

No provision for income taxes has been recorded because the Company is a single member limited liability company. Accordingly, the Sole Member reports the Company's income or loss on its income tax returns.

[3]   Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[4]   Recent accounting pronouncement:

In July 2006, Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"), was issued and is effective for nonpublic entities for fiscal years beginning after December 15, 2008.

FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken on a tax return. FIN 48 requires the Sole Members to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on technical merits of the position. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to member's capital as of the beginning of the year of adoption.

The Sole Member does not expect that adoption of FIN 48 will result in a material impact on the member's capital. However the Sole Member's conclusion may be subject to adjustment at a later date based on factors including additional implementation guidance from the Financial Accounting Standards Board and ongoing analyses of tax laws, regulations and related interpretations.

[5]   Accounts receivable, other:

Accounts receivable, other is primarily comprised of receivables from non-broker dealer entities for fee based option and equity transactions negotiated through the Company.

[6]   Net capital requirement:

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company's net capital was $707,104, which was $457,104 in excess of its minimum requirement of approximately $250,000.

BROOKVIEW CAPITAL, LLC

Notes to Statement of Financial Condition
December 31, 2008
(expressed in United States dollars)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7]   Deposit with clearing broker:

Pursuant to an agreement with its clearing broker, the Company is required to maintain a clearing deposit of $250,000. At December 31, 2008, the clearing deposit was $706,769.

[8]   Related party transactions:

Effective April 15, 2003, the Company entered into an Administrative Services Agreement (the "Agreement") with its Sole Member. The Agreement requires the Sole Member to provide all services required by the Company to operate its business, including but not limited to, office facilities and services, office equipment and technology. In consideration for these services, the Company reimburses its Sole Member up to a maximum of 95% of gross commissions received from its clearing broker for executed transactions. The management fees charged by the Sole Member in 2008 were $6,426,190, of which $817,742 was payable as of December 31, 2008.

[9]   Concentration of risk:

Off-balance-sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

Credit Risk

The Company maintains its cash in a financial institution, which at times, may exceed federally insured limits.